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                           December 27, 2023

       Fraser Atkinson
       Chief Executive Officer
       GreenPower Motor Company Inc.
       #240-209 Carrall Street
       Vancouver, British Columbia V6B 2J2

                                                        Re: GreenPower Motor
Company Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on December
21, 2023
                                                            File No. 333-276209

       Dear Fraser Atkinson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Virgil Hlus